CUSIP No. 37185R109	Schedule 13G	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genetic Technologies Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

37185R109
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185R109	Schedule 13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,616,200 Shares (represented by 44,108 American Depositary Shares)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,616,200 Shares (represented by 44,108 American Depositary Shares)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,616,200 Shares (represented by 44,108 American Depositary Shares)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 Less than 1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 37185R109	Schedule 13G	Page 3 of 5 Pages

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,732,800 Shares (represented by 11,552 American Depositary Shares)
	6.	Shared Voting Power 6,616,200 Shares (represented by 44,108 American Depositary Shares)
	7.	Sole Dispositive Power 1,732,800 Shares (represented by 11,552 American Depositary Shares)
	8.	Shared Dispositive Power 6,616,200 Shares (represented by 44,108 American Depositary Shares)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,349,000 Shares (represented by 55,660 American Depositary Shares)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 Less than 1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37185R109	Schedule 13G	Page 4 of 5 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on December 14, 2016 (the “Original Schedule 13G”) with respect to the Ordinary Shares, no par value (the “Ordinary Shares”) of Genetic Technologies Limited, a company organized in Australia (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Items 4 and Item 5 in their entirety as set forth below.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

As of the date hereof, Mr. Abbe may be deemed to be the beneficial owner of 8,349,000 ordinary shares of the issuer, represented by 55,660 American Depositary Shares (“ADSs”), each which represents 150 ordinary shares of the issuer. Of such shares, 6,616,200 ordinary shares, represented by 44,108 ADSs, are held by Iroquois Master Fund Ltd. (the “Fund”), and 1,732,800 ordinary shares, represented by 11,552 ADSs, are held by Iroquois Capital Investment Group LLC (“ICIG”). Such ordinary shares held by Mr. Abbe represent beneficial ownership of less than 1% of the issuer’s ordinary shares, based on (1) 2,435,282,724 ordinary shares issued and outstanding as reported in the issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 5, 2016.

Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG and shares authority and responsibility for the investments made on behalf of the Fund with Kimberly Page. As such, Mr. Abbe may be deemed to be the beneficial owner of all ordinary shares held by the Fund and ICIG.  Iroquois is the investment manager for Fund and Mr. Abbe is President of Iroquois.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37185R109	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

IROQUOIS CAPITAL MANAGEMENT L.L.C. By: /s/ Richard Abbe Richard Abbe, Authorized Signatory /s/ Richard Abbe Richard Abbe